EARLY WARNING NEWS RELEASE

(Montréal, September 13, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces today that, pursuant to the terms of a private share purchase agreement completed on September 12, 2018, Osisko has acquired direct ownership of an aggregate 5,435,000 common shares at a price of $0.55 per share (the "Shares") of Osisko Metals Incorporated (TSXV:OM) ("Osisko Metals") (the "Transaction").

Immediately prior to the closing of the Transaction, Osisko held, directly or indirectly, (i) 9,006,667 common shares of Osisko Metals, and (ii) warrants entitling Osisko to purchase 1,250,000 common shares of Osisko Metals (the "Warrants"). Assuming the exercise of the Warrants, Osisko would own 10,256,667 common shares of Osisko Metals, representing approximately 8.79% of Osisko Metals’ common shares prior to the closing.

Immediately following the closing of the Transaction, Osisko owns, directly or indirectly, (i) 14,441,667 common shares of Osisko Metals representing approximately 11.44% of the issued and outstanding common shares of Osisko Metals and (ii) the Warrants of Osisko Metals. Assuming the exercise of the Warrants, Osisko would own 15,691,667 common shares of Osisko Metals, representing approximately 12.30% of Osisko Metals’ common shares that would be issued and outstanding.

Osisko acquired the Shares described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Osisko Metals in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Osisko Metals and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Transaction described above will be available on SEDAR under Osisko Metals’ profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Following the acquisition of the Orion portfolio, it now holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of investments in publicly held resource companies, including a 32.4% interest in Barkerville Gold Mines Ltd., 15.5% interest in Osisko Mining Inc. and a 12.6% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit www.osiskogr.com.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com